S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No.  1-06

              January 11, 2006

“INCA PROJECT” – NEW COPPER-GOLD OPPORTUNITY IN CHILE

SAMEX has signed letters of intent (“LOIs”) with property owners of concessions covering historically mined copper-gold deposits in the San Pedro de Cachiyuyo district, near Inca de Oro, Region III, Chile.  The LOIs give SAMEX exclusive rights, exercisable until February 28, 2006, to enter into binding option-to-purchase agreements, subject to financing, title due-diligence and further geologic evaluation.  SAMEX has also staked several concessions on open ground in the area and will refer to the overall property grouping as the INCA project.

The INCA project is adjacent to an apparent recent discovery of significant porphyry-hosted copper (-gold) sulfide mineralization found by Chilean copper miner CODELCO, through their concerted core drilling beneath covered pampa just southeast of the Inca de Oro village.  Immediately southwest of the village is a 15 km trend which hosts the famous Inca de Oro high-grade-gold mines dating back to the time of the Incas.  The INCA project is located 100 kilometers north of Copiapo, Chile and 5 kilometers east of the village of Inca de Oro.  The district is readily accessible by the paved highway connecting Copiapo and the El Salvador copper mine, and is well-located for bringing in infrastructure and developing a moderate to large mining operation.

The project area has historically been worked to shallow depths via small mines for high-grade oxide copper and enriched copper-sulfide ores with a gold and molybdenum credit, mostly from elongate breccia bodies and veined zones.  There are four principal northwest- and east-northeast-trending mineralized zones. These zones host localized tourmalinized breccia bodies where mining has been focused.  The district has been little explored by drilling.  SAMEX’s target objective is to explore beneath the mined areas for substantial deposits of enriched secondary copper-sulfide and primary copper sulfide ores with important gold and molybdenum credits hosted by porphyry copper intrusions beneath the area.  Also, important amounts of oxide-copper mineralization may still remain in several areas.

The INCA project is positioned in the belt of upper Cretaceous igneous intrusions (plutons and batholiths), volcanic rocks, and sedimentary rocks.  This belt hosts the world-class El Salvador porphyry copper deposit located 60 kilometers to the north. The INCA concessions and area of exploration interest covering the mineralized zones and small mines measures approximately 5 kilometers long by 3 kilometers wide.

If SAMEX elects to enter into and exercise its purchase options, funding of approximately CDN $4 million will be required over the next three years to cover property option payments and initial exploration expenditures on the project.  The Company will announce further particulars of the INCA project, including the terms of the formal option agreements, if it elects to proceed after satisfactory completion of due diligence and obtaining adequate financing.

The INCA project is without a proven resource at this time, and there is no assurance that commercial quantities of minerals will be discovered.  SAMEX believes this project offers significant potential, particularly considering its mining history and its proximity to the adjacent CODELCO discovery.  The project offers the potential for an early exploration success and, due to the existence of favorable local infrastructure, the prospect of rapid development of the property.  The INCA project strongly compliments the Company’s Chilean exploration activities including its ongoing Los Zorros project and its recently announced silver joint-exploration effort with SilverCrest Mines.

“Jeffrey P. Dahl ” - President

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP.  Mr. Kell is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.